SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC 20549-1004

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                           The Summit Bancorporation
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                  866008-10-5
                                 (CUSIP Number)

                Richard F. Ober, Jr., Esq., UJB Financial Corp.
                      301 Carnegie Center, P.O. Box 2066,
                     Princeton, NJ 08543-2066 (609) 987-3430
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 11, 1995
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             CUSIP No. 866008-10-5

1)  Name of Reporting Person's S.S. or I.R.S. Identification Nos. of Above
    Person
                   UJB Financial Corp.
                   IRS Identification No. 22-1903313

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [  ]
         (b)  [  ]
                                      N/A

3)  SEC Use Only

4)  Source of Funds (See Instructions)
                                      N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
                                      N/A

6)  Citizenship or Place of Organization
                                   New Jersey

Number of       (7) Sole Voting Power
Shares                6,730,000
Beneficially    (8) Shared Voting Power
Owned                   -0-
by Each         (9) Sole Dispositive Power
Reporting             6,730,000
Person         (10) Shared Dispositive Power
With                    -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person
                 6,730,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
                    N/A

13) Percent of Class Represented by Amount in Row (11)
                   19.90%

14) Type of Reporting Person (See Instructions)
                     CO

Item 5. Interest in Securities of the Issuer.
- ---------------------------------------------

     (a) On September 11, 1995, the 6,730,000 shares of Issuer Common that could be acquired by exercise of the Summit Option represented 19.9% of the issued and outstanding Common Stock of Issuer, treating the 6,730,000 shares of Common Stock of Issuer covered by the Summit Option as issued and outstanding for purposes of calculating the forgoing percentage.

     As of September 10, 1995 and during the period from September 10, 1995 to the date hereof, to the knowledge of UJB, no directors or executive officers of UJB named below beneficially owned any shares of Issuer Common other than the following:

     Mr. Francis J. Mertz, a director of UJB, is the owner of 2,069 shares of Issuer Common deposited in his Keogh account and jointly owns 700 shares of Issuer Common with his wife.

     Mr. George L. Miles, Jr., a director of UJB, disclaims voting and inveatment powers over 225 shares of Issuer Common owned by Mr. Miles' wife.

     Mr. Joseph M. Tabak, a director of UJB, is the owner of 2,312 shares of Issuer Common.

     A relative living in the same household as Mr. Stephen H. Paneyko, Senior Executive Vice President of UJB, owned 440 shares of Issuer Common. Mr. Paneyko disclaims voting and investment powers over such shares of Issuer Common.

     (b) UJB would possess the sole power to exercise the Summit Option until termination occurring in accordance with its terms. The Summit Option does not carry any voting rights. Upon exercise of the Summit Option in whole or in part, UJB would possess the sole power to vote and dispose of the shares of Issuer Common acquired thereby, subject to certain conditions and restrictions contained in the Stock Option Agreement. Issuer would have the right, under certain circumstances, to repurchase from UJB the Summit Option and any shares of Issuer Common acquired upon exercise of the Summit Option.

     With respect to the shares of Issuer Common beneficially owned by directors or executive officers of UJB:

     Mr. Mertz has sole voting power and investment powers over the 2,069 shares of Issuer Common held in his Keogh account and shares voting power and investment powers over the 700 shares of Issuer Common owned jointly with his wife. Information supplied in Item 2 with respect to Mr. Mertz shall be deemed supplied with respect to Mr. Mertz's wife.

     Mr. Miles disclaims voting and investment powers over the shares owned by his wife.

     Mr. Tabak has sole voting and investment powers over the 2,312 shares of Issuer Common beneficiary owned by him.

     Mr. Paneyko disclaims voting and investment powers over the shares of Issuer Common held by the relative living in the same household.

     (c) During the 60 days preceding the execution of the Merger Agreement, neigher UJB nor, to the knowledge of UJB, any director or executive officer of UJB effected any transaction in the Common Stock of Summit other than the following:

     The relative living in the same household as Mr. Paneyko sold 440 shares of Issuer Common through a broker on September 11, 1995, at the price of $28.75 per share.

     (d) Not Applicable

     (e) Not Applicable

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 1995                            UJB FINANCIAL CORP.



                                                    By /s/ DENNIS A. WILLIAMS
                                                       ------------------------
                                                       Dennis A. Williams
                                                       Senior Vice President